                                    UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

QUEST CAPITAL CORP.

________________________________________________________________________________

(Name of Issuer)

COMMON SHARES, NO PAR VALUE

________________________________________________________________________________

(Title of Class of Securities)

748 35U 10 9

______________________________________

(CUSIP Number)

ROBERT MACKAY BUCHAN
77 King Street West, P.O. Box 157, Suite 3110
Royal Trust Tower, Toronto-Dominion Centre
Toronto, Ontario, M5K 1H1  Canada

(416) 367-8383

________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2005

________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a  statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 748 35U 10 9

1.

Names of Reporting Person:

 ROBERT MACKAY BUCHAN

I.R.S. Identification Nos. of above person (entities only).:

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

[     ]

(b)

[ X ]

3.

SEC Use Only:

4.

Source of Funds (See Instruction):

        PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.

Citizenship or Place of Organization:

          CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.

Sole Voting Power:

5,378,125 SHARES

8.

Shared Voting Power:

        NOT APPLICABLE

9.

Sole Dispositive Power:

        5,378,125 SHARES

10.

Shared Dispositive Power:

        NOT APPLICABLE

11.

Aggregate Amount Beneficially Owned by Each Reporting Person 5,378,125 SHARES

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.

Percent of Class Represented by Amount in Row (11):

        5.5%

14.

Type of Reporting Person (See Instructions)

IN

CUSIP No. 748 35U 10 9

ITEM 1.

SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is common shares, without par value (the “Shares”), of QUEST CAPITAL CORP., a British Columbia corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Suite 300, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

ITEM 2.

IDENTITY AND BACKGROUND

A.

Name of Persons filing this Statement:

This statement is filed by ROBERT MACKAY BUCHAN (the “Reporting Person”).

B.

Residence or Business Address:

The business address of the Reporting Person is 77 King Street West, P.O. Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1  Canada

C.

Present Principal Occupation and Employment:

The Reporting Person is a Director and the Executive Chairman of the Issuer.

D.

Criminal Proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.

Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person has purchased 5,000,000 shares of the Issuer (the “Shares”) at a price of $1.50 per Share for an aggregate purchase price of $7,500,000 in a private placement transaction exempt from the registration requirements of the Securities Act of 1933.  In addition, the Reporting Person has been granted option to purchase an additional 1,100,000 Common Shares at a price of $1.95 per share, of which 378,125 options are exercisable within 60 days hereof.

ITEM 4.

PURPOSE OF TRANSACTION

The purpose or purposes of the acquisition of the Shares by the Reporting Person is for investment purposes.  Depending on market conditions and other factors, the Reporting Person may acquire additional common shares of the Issuer as it deem appropriate, whether in open market purchases, privately negotiated transactions or

CUSIP No. 748 35U 10 9

otherwise.  The Reporting Person also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)

any action similar to any of those enumerated above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

A.

Beneficial Ownership.

The Reporting Person is the beneficial owner of 5,387,125 shares of common stock of the Issuer (the “Shares”, representing approximately 5.5% of the Issuer’s issued and outstanding Shares.  The Shares are comprised of 5,000,000 Shares held by the Reporting Person and 387,125 Shares issuable upon the exercise of certain stock options held by the Reporting Person that are exercisable within 60 days of the date of this report.

Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934.  Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which

CUSIP No. 748 35U 10 9

includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date indicated.

B.

Power to Vote and Dispose.

The Reporting Person has the direct power to vote and direct the disposition of the shares of the Issuer held by it.

C.

Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including common shares of the Issuer, within sixty (60) days preceding the date hereof.

D.

Certain Rights of Other Persons.

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. 748 35U 10 9

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Subscription Agreement between the Issuer and the Reporting Person (1)

(1)

Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

May  26, 2005

By:      (signed) “Robert Mackay Buchan”

ROBERT MACKAY BUCHAN